CONFIDENTIAL

FOR COMMISSION USE ONLY

THE BOEING COMPANY

929 Long Bridge Drive

Arlington, VA 22202

November 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re: The Boeing Company

Registration Statement on Form S-4

Filed November 1, 2024

File No. 333-282965

Dear Sir/Madam:

This letter is being sent to you in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed by The Boeing Company (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer by the Company to exchange (the “Exchange Offer”) $1 billion of its 6.259% Senior Notes due 2027 (the “2027 Original Notes”), $1.5 billion of its 6.298% Senior Notes due 2029 (the “2029 Original Notes”), $1 billion of its 6.388% Senior Notes due 2031 (the “2031 Original Notes”), $2.5 billion of its 6.528% Senior Notes due 2034 (the “2034 Original Notes”), $2.5 billion of its 6.858% Senior Notes due 2054 (the “2054 Original Notes”) and $1.5 billion of its 7.008% Senior Notes due 2064 (together with the 2027 Original Notes, the 2029 Original Notes, the 2031 Original Notes, the 2034 Original Notes and the 2054 Original Notes, the “Original Notes”), that are validly tendered and not validly withdrawn, for an equal aggregate principal amount of the respective series of 6.259% Senior Notes due 2027 (the “2027 Exchange Notes”), 6.298% Senior Notes due 2029 (the “2029 Exchange Notes”), 6.388% Senior Notes due 2031 (the “2031 Exchange Notes”), 6.528% Senior Notes due 2034 (the “2034 Exchange Notes”), 6.858% Senior Notes due 2054 (the “2054 Exchange Notes”) and 7.008% Senior Notes due 2064 (together with the 2027 Exchange Notes, the 2029 Exchange Notes, the 2031 Exchange Notes, the 2034 Exchange Notes and the 2054 Exchange Notes, the “Exchange Notes”). The Company hereby confirms to the staff (the “Staff”) of Division of Corporate Finance of the SEC that the Company is registering the Exchange Offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.

The Company represents to the Staff that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in an exchange offer for the purpose of distributing the applicable series of Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer) in connection with any resale of such Exchange Notes.

Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes, and that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer.

The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offer.

The Company will commence the Exchange Offer for the Original Notes after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Robert M. Hayward, P.C. of Kirkland & Ellis LLP at (312) 862-2133 or rhayward@kirkland.com, counsel to the Company.

[Signature page follows]

THE BOEING COMPANY

By:	/s/ Dana E. Kumar
Name:	Dana E. Kumar
Title:	Assistant Corporate Secretary and Chief Counsel

cc:	Robert M. Hayward, P.C.

  Kirkland & Ellis LLP

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